SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  8 April, 2008


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure:  Directorate Change announcement made on 8 April 2008




DC08-122                                                           April 8, 2008


        IAN LIVINGSTON TO SUCCEED BEN VERWAAYEN AS CHIEF EXECUTIVE OF BT

Ian Livingston, who is currently chief executive of BT Retail, is to succeed Ben Verwaayen as chief executive of BT Group on June 1st 2008. Ben will step down as CEO on 31 May 2008, and will leave the board on June 30.

Ben Verwaayen will leave BT after more than six years during which he has led the transformation of the company.

BT Chairman Sir Mike Rake paid tribute to him: "Ben has been an exceptional CEO whose courage and leadership has transformed BT from being a deeply troubled organisation into a thriving business with global capability and a clear strategy for the future. The board has been involved in the process of transition for many months to ensure an orderly succession. Ben has done more than anyone else to make Britain the most competitive broadband market in the world. He has been instrumental in restoring pride in BT. Everyone in the company owes him a huge debt of gratitude and wishes him well for the future."

Ben joined BT in January 2002 from Lucent Technologies where he was Vice-Chairman of the management board. He led BT's aggressive expansion into broadband which has given the UK international leadership in broadband availability. He initiated the rapid expansion of BT Global Services which provides networked IT services to multinational organisations. Ben helped change the regulatory landscape through the creation of Openreach giving all communication providers in the UK equal network access. He has been awarded a Chevalier de la Legion d'honneur by the French government for his services to global telecommunications, honoured in The Netherlands as an Officer of the Order of Oranje-Nassau, and recently received an honorary knighthood in the UK for his contribution to the communications industry.

Commenting on his time at BT Ben said: "I have had six exciting years and I am extremely proud of the people in BT. Without them the company's recent success would not have been possible. I owe a particular debt of gratitude to the executive directors who have served alongside me on the Board. Francois Barrault and Hanif Lalani have made a magnificent contribution. They are outstanding leaders. Ian Livingston will lead the company from strength to strength when he takes over as CEO in June. He is a great guy with a fantastic record of business achievement."

Ian Livingston joined BT as group finance director in 2002. He took over as chief executive of BT Retail in 2005. Under his leadership BT Retail has returned to growth and sharply increased profitability.

Sir Mike Rake said of him: "Ian was the board's unanimous choice to succeed Ben in June. His record of achievement at BT and before that at Dixons is outstanding. He has a deep understanding of BT having served as both group finance director and CEO of BT Retail. He will continue to deliver on a proven strategy. We share a vision of the future for BT as the leading communications services company both in the UK and globally."

Ian Livingston said: "Ben has been a tremendous CEO. He has changed BT through his passion and leadership. His informality and approachable style have won him the admiration and respect of everyone in the business. BT is a great company with a strong history and an even more exciting future. I am very proud to have been chosen as its next CEO."

Ian Livingston's current role will be filled by Gavin Patterson, currently group managing director of BT's consumer division. Gavin will become CEO of BT Retail joining the BT board on June 1.



For further information

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News



About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of local, national and international telecommunications services to our customers for use at home, at work and on the move; higher-value broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 8 April, 2008